08029159

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8-42913

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 4th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Guy Woelk — (212) 891-5252
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, William J. Punk, Jr. affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Punk, Ziegel & Company, L.P. and Subsidiary for the year ended December 31, 2007, are true and correct. I further affirm that neither the Partnership nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

William J. Punk, Jr.
Partner

State of New York)
County of New York)

Subscribed and sworn to before me,

On this 26th day of February, 2008

Notary Public

DIANA M. SERNA
Notary Public, State of New York
No. 01SE6158044
Qualified in New York County
Commission Expires Dec. 18, 2010

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY
(SEC I.D. No. 8-42913)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Punk, Ziegel & Company, L.P. and Subsidiary
New York, NY

We have audited the accompanying consolidated statement of financial condition of Punk, Ziegel & Company, L.P. and Subsidiary (the "Partnership") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Punk, Ziegel & Company, L.P. and Subsidiary at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2008

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 887,326
Securities owned, at fair value (held at clearing broker)	587,746
Receivable from clearing broker	6,822,737
Furniture and equipment, net of accumulated depreciation of $415,556	163,615
Leasehold improvements, net of accumulated amortization of $402,141	940,848
Accrued income receivable	408,126
Other assets	492,886
TOTAL ASSETS	$ 10,303,284

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Securities sold, but not yet purchased, at fair value	$ 2,198
Accounts payable, accrued expenses and other liabilities	4,235,868
Deferred lease and rent credit	971,909
Taxes payable	30,424
Total liabilities	5,240,399
PARTNERS' CAPITAL (Units outstanding of 1,175,345 of which 438,547 and 736,798 were for General and Limited Partners, respectively)	5,062,885
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 10,303,284

See notes to the Consolidated Statement of Financial Condition.

PUNK, ZIEGEL & COMPANY, L.P. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF BUSINESS

Punk, Ziegel and Company, L.P. and Subsidiary (the "Partnership") is a specialty investment bank providing a full range of research, equity market-making and corporate finance services to institutional investors, small to mid-size companies and high net worth clients. The Partnership devotes its resources toward generating high quality, in-depth investment analysis in a limited number of high growth industries. The Partnership is a limited partnership formed under the laws of the state of Delaware. PZK, Inc. is the General Partner of the Partnership. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also the sole shareholder of its subsidiary, Punk, Ziegel Asset Management L.L.C. ("PZAM"), an inactive limited liability corporation registered in the state of Delaware. All intercompany balances and transactions have been eliminated.

The Partnership does not hold cash or securities on behalf of customers. All customer securities transactions are introduced to another broker-dealer who carries such accounts and clears such transactions on a fully disclosed basis. National Financial Services LLC, a Fidelity Investments Company, is the Partnership's clearing broker.

2. SUMMARY OF SIGNIFICANT FINANCIAL ACCOUNTING POLICIES

Basis of Presentation- The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions, including those related to the valuation of nonmarketable securities, that affect the related amounts reported in the consolidated statement of financial statement and accompanying notes. Actual results could differ materially from these estimates.

Securities Transactions- Securities owned and securities sold, but not yet purchased consist of corporate equity securities, which are accounted for at fair value. Fair value is based upon quoted market prices.

Investment Banking- Expenses related to underwritings are deferred until the related revenue is recognized.

Furniture, equipment and leasehold improvements- Furniture and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets, which are generally three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment, and leasehold improvements whenever events or changes indicate the carrying amount of the asset may not be recovered.

Income Taxes- The Partnership accounts for income taxes in accordance with Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes.* Deferred income taxes are recorded by applying enacted statutory tax rates to temporary differences between the consolidated financial statement carrying amounts and the tax bases of existing assets and liabilities.

Recent Accounting Pronouncements- In July 2006, the FASB issued Interpretation FASB No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109* ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's statement of financial condition in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In February 2008, the FASB issued FASB Staff Position FIN 48-2, "*Effective Date of FIN 48 for Nonpublic Enterprises*", ("FSP FIN 48-2") which defers the effective date of FIN 48 for certain nonpublic enterprises for fiscal years beginning after December 15, 2007. The Partnership does not expect the adoption of FIN 48 to have a material impact on the consolidated statement of financial condition.

In September 2006, the Financial Accounting Standard Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 must be implemented for fiscal years beginning after December 15, 2007. The Partnership does not expect the adoption of FAS 157 to have a material impact on the consolidated statement of financial condition.

On February 15, 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007 provided that the entity: makes that choice in the first 120 days of that fiscal year; has not yet issued consolidated financial statements for any interim period of the fiscal year of adoption; and also elects to apply the provisions of Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). The Partnership does not expect the adoption of FAS 159 to have a material impact on the consolidated statement of financial condition.

3. NONMARKETABLE SECURITIES

Nonmarketable securities, consisting of warrants, and common and preferred stock, have been estimated at fair value as determined by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, those estimated values may differ materially from the values that would have been used had a ready market for the investments existed.

4. RECEIVABLE FROM BROKER AND DEALER

The Partnership has entered into an agreement with its clearing broker that allows the Partnership to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a introducing broker ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2007, the balance at the clearing broker was $6,822,737.

5. PARTNERSHIP CAPITAL

Partners' capital and the distribution of profits and losses are allocated through the ownership of Partnership units. At December 31, 2007, Partners' capital consisted of 1,175,345 units of which 438,547 and 736,798 units were held by the General Partner and Limited Partners, respectively.

6. RELATED PARTY TRANSACTIONS

Sunrise Partners Inc., an S Corporation, and PZT Holdings, LLC ("PZT"), a limited liability company, each hold employees' and ex-employees' capital interests in the Partnership.

In June 2007, the Partnership entered into an agreement with PZT wherein certain owners of PZT, under the terms of a services agreement, would become employees of the Partnership and engage in securities trading activities. The agreement set forth the terms and conditions relating to the sharing of PZT's trading profits or losses, and provided that PZT would bear all net trading losses, as defined, and share net trading profits, if any, with the Partnership. Net trading losses were defined to include principal trading losses as well as expenses incurred by the Partnership to support PZT's trading activities. This agreement was terminated in December 2007. As of December 31, 2007, the Partnership owed PZT $1,307,484, which is included in accounts payable, accrued expenses and other liabilities.

7. DEFINED CONTRIBUTION PLAN

The Partnership provides a 401(k) plan (the "Plan") for all full-time employees who have completed at least six consecutive months of service and have attained the age of 18. Employees may elect to invest a percentage of their gross pay, up to a maximum amount established by the IRS. The Partnership may, at the sole discretion of management, match a percentage of the contribution an employee makes to the Plan.

8. UNINCORPORATED BUSINESS TAX

The Partnership is subject to the New York City Unincorporated Business Tax ("UBT"). The consolidated statement of financial condition reflects a deferred tax asset of $12,964 which is included in other assets. This deferred balance is primarily attributable to book/tax differences in depreciation

and the unrealized profit or loss related to securities owned. No valuation allowance has been established as it is more likely than not, in the opinion of management, that such asset will be realized.

9. COMMITMENTS AND CONTINGENCIES

On January 22, 2003, the Partnership entered into a ten year noncancelable lease agreement with 520 Madison Owners, L.L.C. (the "Landlord"). In connection with this lease agreement the Partnership deposited a letter of credit collateralized by $400,000, which is recorded in other assets. The commencement date of the lease is defined to be the date the Landlord tendered possession of the premises to the Partnership which was in September 2004. On September 7, 2004 the Partnership and the Landlord agreed to amend the lease agreement to provide for additional space which was also tendered to the Partnership in September 2004. The lease agreements contain provisions for periodic escalations linked to the increase in operating expenses and real estate taxes.

Pursuant to the conditions of the lease agreements, the Partnership is entitled to having lease payments abated for selected months. Additionally, the lease agreements permit for the reimbursement by the Landlord to the Partnership of $895,840 relating to improvements made by the Partnership to the leased premises. In December 2004 the Partnership received the first reimbursement payment of $179,075. The remaining reimbursement payments of $716,765 were received in 2005. The Partnership recognizes these lease incentives over the life of the lease agreement as a reduction to rent expense.

Minimum future aggregate annual commitments under the lease agreements are as follows:

Year Ended	
2008	$ 964,705
2009	1,012,859
2010	1,065,150
2011	1,149,675
Thereafter	3,161,606
	$ 7,353,995

10. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn if the Partnership's resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Partnership had net capital of $3,926,442 which was $3,619,306 in excess of required net capital. The Partnership's net capital ratio was 1.17 to 1.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Partnership's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership introduces these transactions for clearance to a New York Stock Exchange Inc. member firm on a fully disclosed basis.

The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Securities sold, but not yet purchased represent obligations of the Partnership to deliver securities, creating a liability to repurchase these securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation may exceed the amount recognized in the consolidated financial statements. The risk is the amount by which future market values exceed the amount reflected in the consolidated statement of financial condition

Substantially all cash is on deposit with two major money center banks.

Securities owned, at fair value, are in the custody of the Partnership's clearing broker. The clearing broker has the ability to pledge these securities. Nonmarketable securities are in the custody of the Partnership.

13. SUBORDINATED DEBT

Effective April 29, 2007, the Partnership entered into a Revolving Subordinated Loan Agreement (the "Agreement") with a financial institution expiring April 29, 2008. The Agreement has been approved by the NASD and allows the Partnership to borrow amounts not in excess of $3,000,000. Amounts borrowed under the Agreement are available to the Partnership in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. The Partnership has agreed to pay a commitment fee of .15% of the unused amount of the commitment. Interest on the amounts borrowed is based on the prime rate plus 1% for the period the balance is outstanding. There are no borrowings related to the agreement as of December 31, 2007.

14. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership, in the normal course of its investing and trading activities, may enter into transactions in derivative financial instruments including equity and interest rate instruments based on expectations of future market movements and conditions. These transactions have market and credit risks.

Market risk is the potential adverse change in value caused by unfavorable movements in interest rates, foreign exchange rates, or market prices of other financial instruments. In certain cases, the Partnership may use derivative financial instruments to hedge the market value of other positions.

Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Derivatives used for trading purposes are carried at fair value. At December 31, 2007, the Partnership had warrants with zero value. In addition, no derivative contracts were traded during 2007.

15. DISTRIBUTION OF CAPITAL

The Partnership anticipates partner distributions of approximately $800,000 during the first six months of 2008.

16. SUBSEQUENT EVENTS

In January 2008, the Partnership paid PZT $1,000,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2008

Punk, Ziegel & Company, L.P. and Subsidiary
520 Madison Avenue
New York, New York, 10022

In planning and performing our audit of the consolidated financial statements of Punk Ziegel & Company, L.P. and Subsidiary, (the "Partnership") as of and for the year ended December 31, 2007 (on which we issued our report dated February 27, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in the conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America, such that there is more than a remote likelihood that a misstatement of the Partnership's consolidated financial statements that is more than inconsequential will not be prevented or detected by the Partnership's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the consolidated financial statements will not be prevented or detected by the Partnership's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we would consider to be material weaknesses, as defined above, except we noted a material weakness in the Partnership's incorrect financial statement presentation of certain transactions with a related party, the correction of which resulted with a material increase to net capital. The presentation misstatements did not impact net income or Partners' capital. This condition was considered in determining the nature, timing, and extent of our procedures performed in our audit of the consolidated financial statements of the Partnership as of and for the year ended December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END